UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange
Act of 1934
(Amendment No. _________________)

Filed by the Registrant [X]

Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ] Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by

Rule 14a-6(e)(2))

[ X ] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material Pursuant to Sec. 240.14a-12

CALVERT VARIABLE SERIES, INC.
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(Name of Registrant as Specified In Its Charter)

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(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required.

[  ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

       1.  Title of each class of securities to which transaction applies:

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              pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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[  ]  Check box if any part of the fee is offset as provided by Exchange Act
        Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   1)  Amount Previously Paid:

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   4)  Date Filed:

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

May __, 2007

Dear Policy Owner:

I am writing to inform you of a proxy vote by shareholders of the Ameritas Index 500 Portfolio, a series of Calvert Variable Series, Inc. Please take a few minutes to read the enclosed material and to vote on this important issue. The Board of Directors, including myself, believes this change is in your best interest and that of the Portfolio.

If you own shares of the Ameritas Index 500 Portfolio as a result of your purchase of a variable annuity contract or a variable life insurance policy issued by an insurance company, you have the right to instruct your insurance company how to vote the shares it holds under your variable annuity or variable life insurance policy.


Regardless of the number of units you own, it is important that you take the time to read the enclosed proxy materials, and vote this matter as soon as you can. You may vote in person, by mail, or by telephone. Whichever method you choose, it is very important that you vote and that your voting instructions be received no later than June 18, 2007. If you do not cast your vote in a timely manner, you may be contacted by our proxy solicitation service, Broadridge Financial Solutions, Inc. All shareholders benefit from the speedy return of proxy votes.


I appreciate the time you will take to review this important matter. If we may be of any assistance or if you have any questions after considering the enclosed materials, please call us at 800-368-2748. Our hearing-impaired shareholders may call 800-541-1524 for a TDD connection.

Sincerely,

Barbara J. Krumsiek
President and Chief Executive Officer
Calvert Group, Ltd.

CALVERT VARIABLE SERIES, INC.
Ameritas Index 500 Portfolio

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To be held on June 18, 2007

Notice is hereby given that a Special Meeting of the Shareholders of the Ameritas Index 500 Portfolio, a series of Calvert Variable Series, Inc. (the "Fund"), will be held in the Tenth Floor Conference Room of Calvert Group, Ltd., Air Rights North Tower, 4550 Montgomery Avenue, Bethesda, Maryland, 20814, at 10:00 a.m. on Monday, June 18, 2007, for the following purposes:

I. To approve an investment subadvisory agreement with Summit Investment Partners, Inc.

II. To transact any other business that may properly come before the Special Meeting or any adjournment or adjournments thereof.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS YOU VOTE IN FAVOR OF THE PROPOSAL TO BE VOTED ON AT THE MEETING.

On behalf of the Ameritas Index 500 Portfolio, the Board of Directors has fixed the close of business on April 30, 2007 as the record date for the determination of shareholders of the Portfolio entitled to notice of and to vote at the Special Meeting or any adjournment thereof.

May __, 2007

By Order of the Board of Directors,

William M. Tartikoff. Esq.
Vice President and Secretary

TABLE OF CONTENTS
Proposal	1
Voting Information	6
Control Persons and Principal Holders of Securities	7
Annual and Semi-Annual Reports	8
Shareholder Meetings	8
Delivery of Documents to Shareholders Sharing an Address	8
Other Business	8
Fund Service Providers	9
Adjournment	9
Exhibit A --Investment Subadvisory Agreement	A-1

CALVERT VARIABLE SERIES, INC.
Ameritas Index 500 Portfolio
4550 Montgomery Avenue, Suite 1000N
Bethesda, Maryland 20814

PROXY STATEMENT

May __, 2007

This Proxy Statement and enclosed Notice and Form of Proxy are being furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") of Calvert Variable Series, Inc. ("CVS" or the "Fund") for use at a special meeting of shareholders of the Ameritas Index 500 Portfolio (the "Portfolio"), at 10:00 a.m. (Eastern Time) on Monday, June 18, 2007, in the Tenth Floor Conference Room of Calvert Group, Ltd., Air Rights North Tower, 4550 Montgomery Avenue, Bethesda, Maryland, 20814, as may be adjourned from time to time (the "Special Meeting").

The Board is soliciting proxies from shareholders of the Ameritas Index 500 Portfolio with respect to shareholder approval of an investment subadvisory agreement between Calvert Asset Management Company, Inc. ("Calvert") and Summit Investment Partners, Inc. ("Summit"). You are entitled to vote at the Special Meeting if you owned shares of the Ameritas Index 500 Portfolio as of the close of business on April 30, 2007 (the "Record Date"). The approximate date on which this Proxy Statement, the Notice, and Form of Proxy are first being mailed to policyholders and shareholders is May __, 2007.

The Ameritas Index 500 Portfolio is a series of CVS, an open-end management investment company incorporated in Maryland on September 27, 1982. CVS is authorized to issue thirty-two billion and five hundred million shares of stock, at a par value of $0.01 per share. Issued shares are fully paid and non-assessable and have no preemptive or conversion rights. Shareholder voting rights are not cumulative.

PROPOSAL

Background. Calvert (Calvert Asset Management Company, Inc.) serves as investment advisor to the Fund and to several other registered investment companies in the Calvert Family of Funds. Calvert Distributors, Inc. ("CDI") serves as the principal underwriter to the Fund. Calvert Administrative Services Company ("CASC") has been retained by the Fund to provide certain administrative services necessary to the conduct of its affairs. CAMCO, CDI and CASC are located at 4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland 20814, and are indirectly wholly owned subsidiaries of UNIFI Mutual Holding Company ("UNIFI"). UNIFI is the parent company which owns Ameritas Holding Company ("AHC"). AHC, in turn, owns Acacia Life Insurance Company, which owns Calvert Group, Ltd. Calvert is wholly-owned by Calvert Group, Ltd.

Calvert has served as the investment advisor to the Ameritas Index 500 Portfolio since November 2006, pursuant to shareholder approval. Prior to this, Ameritas Investment Corp. served as the investment advisor since the Portfolio's inception as a series of the Fund in 1999, pursuant to a Substitution Order granted by the Securities and Exchange Commission. The Ameritas Index 500 Portfolio had $__ million in assets as of April 30, 2007.

As the investment advisor, Calvert contracts out investment subadvisory services for the Portfolio. Under the investment subadvisory agreement, the subadvisor furnishes to the Portfolio an investment program, making investment decisions and placing orders for the purchase and sale of portfolio securities. Since inception through March 8, 2007, the subadvisor to the Ameritas Index 500 Portfolio had been SSgA Funds Management, Inc. ("SSgA FM"), (hereafter referred to as "SSgA FM"). SSgA FM is a wholly-owned subsidiary of State Street Corporation, and is a company of State Street Global Advisors, the investment management arm of State Street Bank and Trust. SSgA FM's principal business office is One Lincoln Street, Boston, MA 02111.

Board Action. On March 8, 2007, the Board terminated SSgA FM as the subadvisor to the Portfolio effective March 9, 2007. In this regard, the Board determined that shareholders may benefit from the services of a different investment subadvisor whose management style might better achieve the Portfolio's objective of obtaining investment results that correspond to the total return of common stocks publicly traded in the U.S., as represented by the S&P 500 Index. After careful consideration by Calvert, the Advisor recommended, and the Board approved, the selection (subject to shareholder approval) of Summit as the new subadvisor for the Portfolio. In making its recommendation, the Advisor made the following observations: (a) Summit has demonstrated the ability to produce a portfolio tracking error that is among the lowest for S&P 500 Index funds (for index managers the test of performance is tracking error, gauging how closely the day-to-day performance of the portfolio matches the benchmark portfolio); (b) Summit has the necessary personnel, policies and resources to effectively manage passive portfolios; (c) the proposed fee represents an improvement in the current fee schedule, allowing for lower fees as the Portfolio grows; and (d) Summit has the necessary skills, resources, personnel and policies to be an effective passive manager for the Ameritas Index 500 Portfolio. Summit thus assumed management responsibility for the Ameritas Index 500 Portfolio as of April 30, 2007. At the same time though, the Board has authorized submission of the investment subadvisory agreement for shareholder approval, which is required for this arrangement due to the affiliation between Calvert and Summit as discussed further herein.

Board Considerations. The full Board, and by a separate vote, the disinterested Directors, approved the subadvisory agreement with Summit, with respect to the Ameritas Index 500 Portfolio. The disinterested Directors were separately represented by independent legal counsel with respect to their consideration of the approval of the subadvisory agreement. Prior to voting, the disinterested Directors reviewed the proposed subadvisory agreement with management and also met in a private session with their counsel at which no representatives of management were present.

In evaluating the subadvisory agreement, the disinterested Directors reviewed information provided by Summit relating to its operations, personnel, investment philosophy, strategies and techniques. Among other things, Summit provided biographical information on portfolio management and other professional staff, performance information for Summit, descriptions of Summit's investment philosophies, strategies and techniques, organizational and management structures, and brokerage policies and practices.

The Board approved the subadvisory agreement between Summit and Calvert based on a number of factors relating to Summit's ability to perform under the subadvisory agreement. In the course of their deliberations, the Board evaluated, among other things: the nature, extent and the quality of the services to be rendered by Summit; Summit's management style; Summit's long-term performance record in employing its investment strategies; Summit's current level of staffing and its overall resources; the qualifications and experience of Summit's personnel; Summit's historical performance information; Summit's financial condition with respect to its ability to perform the services required under the subadvisory agreement; Summit's compliance systems including those related to personal investing; and any disciplinary history. Based upon their review, the Board concluded that they were satisfied with the nature, extent and quality of services to be provided to the Portfolio under the subadvisory agreement with Summit.

In considering the cost of services to be provided by Summit and the profitability to Summit of its relationship with the Portfolio, the Board noted that the fees under the subadvisory agreement are paid by the Advisor out of the advisory fees that the Advisor receives under its investment advisory agreement and also noted that the advisory fees paid by the Portfolio would, in fact, decrease with the growth of the Portfolio, matching Summit's agreement to reduce the subadvisory fee rate. The Board also relied on the ability of the Advisor to negotiate the subadvisory agreement and the fees thereunder at arm's length. The Board took into account Summit's agreement to reduce its subadvisory fee by adding breakpoints when assets reach $200 million and $500 million, respectively. Thus, the subadvisory fee will be reduced by 1.0 basis point on assets between $200 million to $500 million, and will be reduced by an additional 0.5 basis points on assets over $500 million. Based upon their review, the Board determined that the subadvisory fee was reasonable. For each of the above reasons, the profitability of this relationship to the Sub-advisor was not a material factor in the Board's deliberations. For similar reasons, the Board did not consider the potential economies of scale in Summit's management of the Portfolio to be a material factor in their consideration at this time, although it was noted that the subadvisory fee schedule contains breakpoints that reduces the subadvisory fee at certain asset levels.

In approving the subadvisory agreement with Summit, the Board, including the disinterested Directors, did not identify any single factor as controlling, and each Director attributed different weight to different factors. The Board reached the following conclusions regarding the subadvisory agreement with Summit, among others: (a) the Subadvisor is qualified to manage the Portfolio's assets in accordance with its investment objectives and policies; (b) the Subadvisor has demonstrated the ability to produce a portfolio tracking error that is among the lowest for S&P 500 Index funds, comparing favorably with SSgA FM's more recent performance; (c) the Subadvisor maintains an appropriate compliance program; (d) the Subadvisor is likely to execute its investment strategies consistently over time; (e) the affiliate relationship between Calvert and the Subadvisor will allow for greater oversight; and (f) the subadvisory fees to be paid to the Subadvisor are reasonable in relation to those of similar Portfolios and to the services to be provided by the Subadvisor, wherein the Subadvisor offers a preferable fee structure that will allow for lower subadvisory fees as assets rise. Based on its conclusions, the Board determined that approval of the subadvisory agreement would be in the interests of the Portfolio and its shareholders.

In addition, the Board, including a majority of its disinterested Directors, in considering the affiliation between Calvert and Summit (due to common ownership by UNIFI), made a finding that the selection of Summit to serve as the Subadvisor to the Portfolio, is in the best interests of the Portfolio and its shareholders, and does not involve a conflict of interest from which Calvert or Summit derives an inappropriate advantage.

Summit Investment Partners, Inc. Summit is a wholly-owned subsidiary of The Union Central Life Insurance Company, which is an indirect subsidiary of UNIFI (UNIFI Mutual Holding Company). Effective January 1, 2006, The Union Central Life Insurance Company ("Union Central"), the parent company of Summit, converted from an Ohio mutual life insurance company to an Ohio stock life insurance company subsidiary of a new Ohio mutual insurance holding company. The newly formed Ohio mutual insurance holding company immediately merged with and into UNIFI, a Nebraska mutual insurance holding company, pursuant to an Agreement and Plan of Merger dated January 28, 2005. As a result of the merger, Union Central became a wholly-owned subsidiary of Ameritas Holding Company, a Nebraska corporation 100% owned by UNIFI. Thus, both Union Central and Summit, which continues to be a wholly-owned subsidiary of Union Central, are now indirect subsidiaries of UNIFI.1 Summit is located at 312 Walnut Street, Suite 2500, Cincinnati, OH 45202. As of April 30, 2007, Summit had approximately $1.4 billion in assets under management; and combined with its affiliated investment advisory companies2, it had approximately $10.4 billion in assets under management.

Information is provided below identifying each member of the team who is employed by or associated with Summit, and who is jointly and primarily responsible for the day-to-day management of the Portfolio (each a "Portfolio Manager").

Name of Portfolio Manager	Title	Length of Service with Subadvisory Firm	Business Experience During Last 5 Years	Role on Management Team
Gary R. Rodmaker, CFA	Vice President and Managing Director - Investments	17 Years	Vice President and Managing Director -- Investments, Summit	Leads the Management Team
Nick J. Kotsonis	Fixed Income/Index Fund Analyst	3 Years	Fixed Income/Index Fund Analyst, Summit; B.S. in Finance, Miami University (2003)	Provides analysis and trading as part of the Management Team
Kevin P. Aug	Senior Investment Analyst	3 Years	Senior Investment Analyst, Summit; prior thereto, Equity Research Analyst, Crew Capital (2003); prior thereto, High Yield Investment Analyst, Pacholder Investments (2001-2002)	Provides analysis and trading as part of the Management Team

-----------------------
1  As previously disclosed, Calvert is also an indirect subsidiary of UNIFI.
2  Ameritas Investment Advisors, Inc. and Summit Investment Partners, LLC.

Summit manages the Summit Mutual Funds, as well as investments for insurance companies, pension funds, foundations, and endowments. Summit currently serves as investment advisor to the following mutual fund with investment objectives similar to that of the Portfolio:

Mutual Fund	Assets Under Management	Annual Management Fees
Summit S&P 500 Index Portfolio	$308.7 Million	0.25% of average daily net assets

With respect to this other mutual fund, Summit has voluntarily agreed to waive its fees and/or reimburse expenses, to the extent necessary, to limit all expenses to 0.39% of the average daily net assets of the fund until December 31, 2007.

Summit's principal executive officers are as follows:

Name and Title	Principal Occupation
Steven R. Sutermeister President and Chief Executive Officer	President and Chief Executive Officer

Gary R. Rodmaker Vice President and Managing Director -- Investments	Vice President and Managing Director -- Investments

Thomas G. Knipper Chief Compliance Officer	Chief Compliance Officer

Gerald Q. Herbert Treasurer and Controller	Director of Finance and Accounting

The New Subadvisory Agreement. The new investment subadvisory agreement between Calvert and Summit (the "New Subadvisory Agreement," attached hereto as Exhibit A) contains substantially the same terms as governed Calvert's arrangement with SSgA FM. Until shareholders approve the New Subadvisory Agreement, Calvert will compensate Summit pursuant to Rule 15a-4 under the 1940 Act. Rule 15a-4 states that an investment advisor may provide services to a portfolio and be paid for those services pursuant to a contract not yet approved by shareholders for a maximum period of 150 days, provided that (a) the Board of Directors of the Fund has approved the contract, and (b) the compensation does not exceed the amount payable to the preceding portfolio manager under its contract. The compensation paid to Summit prior to shareholder approval of the New Subadvisory Agreement will not exceed the amount that would have been payable to SSgA FM under the prior arrangement. If shareholders do not approve the New Subadvisory Agreement, the Board will consider what action to take, including but not limited to, seeking the services of an alternate investment subadvisor.

If approved by shareholders, the New Subadvisory Agreement will continue to January 1, 2008, unless terminated earlier, and will continue thereafter on an annual basis if approved by the Directors or shareholders and a majority of the Directors who are not interested persons of CVS, Calvert or Summit.

As with the arrangement between Calvert and SSgA FM, Summit's fee for investment subadvisory services is paid by Calvert. Under the New Subadvisory Agreement, Calvert pays Summit a subadvisory fee, payable monthly, at the annual rate of 0.05% of the Portfolio's average daily net assets up to $200 million, 0.04% of the average daily net assets between $200 million and $500 million, and 0.035% of the average daily net assets over $500 million. 3

The prior Subadvisory Agreement with SSgA FM was dated November 18, 2006, and was last submitted to a vote of shareholders in conjunction with the approval of Calvert as the new investment advisor on November 17, 2006. Under this agreement, SSgA FM was paid a subadvisory fee at the annual rate of 0.05% of the Portfolio's average daily net assets. For the Portfolio's most recent fiscal year ended December 31, 2006, SSgA FM received $49,623.25 in fees.

Since the assets of the Ameritas Index 500 Portfolio have not reached $200 million, there is no difference between the compensation received by Summit under the New Subadvisory Agreement, compared to what would have been received by SSgA FM under the prior subadvisory agreement. Once Portfolio assets reach $200 million however, the subadvisory fee rate payable to Summit will decrease from what SSgA FM would have been paid.

____________________________________________________________________________________________
3    As a result of the reduced subadvisory fee, the Advisor, in turn, will voluntarily reduce its fees accordingly, thereby adding similar breakpoints to the advisory fee when assets reach $200 million and $500 million, respectively. Thus, the advisory fee will be reduced by 1.0 basis point on assets between $200 million to $500 million, and will be reduced by an additional 0.5 basis points on assets over $500 million.

Except as to the effective date and compensation as discussed above, the terms of the New Subadvisory Agreement between the Advisor and Summit are substantially similar to that of the subadvisory agreement between the Advisor and SSgA FM. Accordingly, the Fund may at any time terminate the subadvisory agreement without penalty by providing not less than 60 days' written notice to the Advisor and the Subadvisor. Such termination can be authorized by the affirmative vote of a majority of the (i) Board or (ii) outstanding voting securities of the Portfolio. The subadvisory agreement will terminate automatically unless, within two years of the effective date of the Fund, and at least annually thereafter, the continuance of the subadvisory agreement is specifically approved by (i) the Board or the shareholders of the Portfolio by the affirmative vote of a majority of the outstanding shares of the Portfolio, and (ii) a majority of the Board, who are not interested persons of the Fund, Advisor or Subadvisor, by vote cast in person at a meeting called for the purpose of voting on such approval. The Advisor may at any time terminate the subadvisory agreement by not less than 60 days' written notice to the Subadvisor, and the Subadvisor may at any time terminate the subadvisory agreement with respect to the Portfolio by not less than 90 days' written notice delivered to the Advisor, unless otherwise mutually agreed in writing.

In addition, the New Subadvisory Agreement provides that the Subadvisor shall indemnify and hold harmless the Advisor, the Fund and their respective Directors, officers and shareholders from any and all claims, losses, expenses, obligations and liabilities (including reasonable attorneys fees) arising or resulting from the Subadvisor's willful misfeasance, bad faith, gross negligence or reckless disregard of its duties under the agreement. The Advisor shall indemnify and hold harmless the Subadvisor, the Fund, their respective Directors, officers and shareholders from any and all claims, losses, expenses, obligation and liabilities (including reasonable attorneys fees) arising or resulting from the Advisor's willful misfeasance, bad faith, gross negligence or reckless disregard of its duties under the agreement or under its investment advisory agreement with the Fund.

The change in subadvisor will not affect any aspect of the investment strategies, policies and restrictions currently employed for the Portfolio.

Board Recommendation. The Board, including a majority of the Independent Directors, approved the New Subadvisory Agreement between Calvert and Summit with respect to the Ameritas Index 500 Portfolio, and authorized its submission to shareholders for approval. Accordingly, the Board recommends that shareholders vote FOR the New Subadvisory Agreement.

VOTING INFORMATION

Proxies are solicited initially by mail. Additional solicitations may be made by telephone, computer communications, facsimile, or other such means, or by personal contact by officers or employees of Calvert or by the proxy soliciting firm, Broadridge Financial Solutions, Inc., retained for this purpose. The costs of this proxy solicitation will be borne by Summit. These expenses are estimated to cost approximately $21,000.

A proxy may be revoked at any time before June 18, 2007 by: (1) filing a written notification of revocation with the Secretary of the Fund, (2) submitting a proxy bearing a later date, or (3) attending and voting at the meeting. Unless revoked, all valid proxies will be voted in accordance with the specification thereon or, in the absence of specification, for approval of the proposal.

If a quorum is represented at the meeting (the holders of a majority of the shares of stock issued and outstanding and entitled to vote, represented in person or by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business), the vote of a majority of the outstanding shares of the Portfolio is required for approval of the Proposal. The vote of a majority of the outstanding shares means the lesser of: (1) the vote of 67% or more of the shares of the Portfolio at the Special Meeting if the holders of more than 50% of the outstanding shares of the Portfolio are present in person or by proxy, or (2) the vote of more than 50% of the outstanding shares of the Portfolio.

As the owner of a variable life insurance policy or a variable annuity contract, you are not technically a Fund shareholder. The issuing insurance companies are the legal owners of the Fund's shares. Despite not having the legal status as an owner of the shares, we refer to you as a "shareholder" and your interest in the Portfolio as "shares". The issuing life insurance companies want you to return the Proxy Card so that they can vote the Fund shares represented by your variable insurance policy or variable annuity contract in accordance with your instructions. The persons named as proxies in the enclosed Proxy Card intend to vote all of the shares of the Portfolio, proportionately in accordance with the instructions given by those variable insurance shareholders or variable annuity contract owners who respond with their voting instructions. There is no minimum required number of votes necessary to be received before proportional voting is applied.

Abstentions and "broker non-votes" are counted for purposes of determining whether a quorum is present but do not represent votes cast with respect to the Proposal. "Broker non-votes" are shares held by a broker or nominee for which an executed proxy is received by the Fund, but are not voted because instructions have not been received from the beneficial owners or persons entitled to vote and the broker or nominee does not have discretionary voting power. Accordingly, "broker non-votes" and abstentions effectively will be votes against the Proposal.

Shareholders of the Portfolio of record at the close of business on April 30, 2007 ("record date") are entitled to notice of and to vote at the Special Meeting or any adjournment thereof. Shareholders are entitled to one vote for each share held on that date. As of April 30, 2007, as shown on the books of the Portfolio, there were issued and outstanding [ # ] shares of the Ameritas Index 500 Portfolio.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

As of April 30, 2007, the officers and Directors of the Portfolio as a group beneficially owned less than 1% of the outstanding shares of the Ameritas Index 500 Portfolio.

As of April 30, 2007, the following entity beneficially owned more than 25% of the voting securities of the Portfolio:

Name and Address	% of Ownership
Ameritas Variable Life Insurance Company Account X Lincoln, NE	__%

Ameritas Variable Life Insurance Company Account Y Lincoln, NE	__%

Ameritas Variable Life Insurance Company is domiciled in Nebraska, and is an affiliate of the Fund's advisor and principal underwriter. Ameritas Variable Life Insurance Company is a subsidiary of Ameritas Holding Company, a subsidiary of UNIFI Mutual Holding Company.

As of April 30, 2007, to the Fund's knowledge, the following shareholders owned of record or beneficially 5% or more of the outstanding voting securities of the Portfolio as shown:

Name and Address	% of Ownership
Ameritas Variable Life Insurance Company Account X Lincoln, NE	__%

Ameritas Variable Life Insurance Company Account Y Lincoln, NE	__%

ANNUAL AND SEMI-ANNUAL REPORTS

The most recent annual report to shareholders (for the period ended December 31, 2006) has been mailed previously to shareholders. Additional copies of the shareholder report can be obtained without charge by writing the Fund at 4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland 20814, or by calling 800-368-2745.

SHAREHOLDER MEETINGS

CVS is not required to hold annual shareholder meetings. Shareholders who would like to submit proposals for consideration at future shareholder meetings should send written proposals to Calvert Group, Ltd., Attn: Legal Department, 4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland, 20814.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS SHARING AN ADDRESS

Only one proxy statement is being delivered to multiple shareholders sharing an address unless the Fund has received contrary instructions. Upon written or oral request, a separate copy of the proxy statement will be delivered to shareholders at a shared address, to which a single copy of the documents was delivered. If you wish to receive a separate proxy statement, or wish to request a single copy of proxy statements in the future (if you are receiving multiple copies), write the Fund at 4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland 20814, or contact the Fund by calling 800-368-2745.

OTHER BUSINESS

The Board of Directors of the Fund does not intend to present any other business at the meeting. If, however, any other matters are properly brought before the meeting, the persons named in the accompanying form of proxy will vote thereon in accordance with their judgment.

FUND SERVICE PROVIDERS

Investment Advisor
Calvert Asset Management Company, Inc.
4550 Montgomery Avenue
Suite 1000N
Bethesda, Maryland 20814

Principal Underwriter
Calvert Distributors, Inc.
4550 Montgomery Avenue
Suite 1000N
Bethesda, MD 20814

Administrator
Calvert Administrative Services Company, Inc.
4550 Montgomery Avenue
Suite 1000N
Bethesda, Maryland 20814

ADJOURNMENT

In the event that sufficient votes in favor of the proposal set forth in the Notice of Special Meeting are not received by the time scheduled, William M. Tartikoff, Esq., Barbara J. Krumsiek, or William Lester may move to permit further solicitation of proxies with respect to any such proposal. Mr. Tartikoff, Ms. Krumsiek, and Mr. Lester will vote in favor of such further solicitation on behalf of those shares that they are entitled to vote which have voted in favor of such proposal. They will vote against any such further solicitation on behalf of those proxies that have voted against any such proposal.

By Order of the Board of Directors
William M. Tartikoff, Esq.
Vice President and Secretary

THE BOARD OF DIRECTORS OF CALVERT VARIABLE SERIES, INC., INCLUDING THE INDEPENDENT DIRECTORS, RECOMMENDS A VOTE FOR THE PROPOSAL.


Proxy Card

The undersigned, revoking previous proxies, hereby appoint(s) William M. Tartikoff, Esq., William Lester and Barbara J. Krumsiek, attorneys, with full power of substitution, to vote all shares that the undersigned is entitled to vote. All powers may be exercised by a majority of the proxy holders or substitutes voting or acting or, if only one votes and acts, then by that one. This Proxy shall be voted on the proposal described in the Proxy Statement. Receipt of the Notice of Proxy Statement is hereby acknowledged.

You may cast your vote using one of the following methods:
1. By mail: postage-paid envelope enclosed
2. By telephone (through a secure telephone system):
    call toll-free 1-888-221-0697
4. In person: June 18, 2007

NOTE: Please sign the proxy card exactly as your name appears on the card. If you have a joint account, either person may sign the proxy card. When signing in a fiduciary capacity, such as executor, administrator, Director, guardian, etc., please sign your name and indicate your title. Corporate and partnership proxies should be signed by an authorized person indicating the person's title.

Date: _____________________________

__________________________________

__________________________________

Signature(s) (and Title(s), if applicable)

IF NO SPECIFICATION IS MADE, THE PROXY SHALL BE VOTED FOR THE PROPOSAL. As to any other matter, the attorneys shall vote in accordance with their best judgment.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE FOLLOWING PROPOSAL:

To approve an investment sub-advisory agreement between Calvert Asset Management Company, Inc. ("Calvert") and Summit Investment Partners, Inc. ("Summit"), as the investment subadvisor to the Ameritas Index 500 Portfolio.

      For      ☐            Against      ☐            Abstain      ☐


EXHIBIT A

INVESTMENT SUBADVISORY AGREEMENT

INVESTMENT SUBADVISORY AGREEMENT, effective April 30, 2007, by and between Calvert Asset Management Company, Inc., a Delaware corporation registered as an investment Advisor under the Investment Advisers Act of 1940 (the "Advisor"), and Summit Investment Partners, Inc., an Ohio corporation (the "Subadvisor").

WHEREAS, the Advisor is the investment advisor to Calvert Variable Series, Inc., an open-end, diversified management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"); and

WHEREAS, the Advisor desires to retain the Subadvisor to furnish it with certain investment advisory services in connection with the Advisor's investment advisory activities on behalf of the Ameritas Index 500 Portfolio, a series of Calvert Variable Series, Inc., and any additional series thereof, for which Schedules are attached (each such series referred to individually as the "Fund" or "Portfolio"); and

WHEREAS, the selection of the Subadvisor, by the Advisor, to manage the above referenced Portfolio, subject to shareholder approval;

NOW, THEREFORE, in consideration of the promises and the terms and conditions hereinafter set forth, it is agreed as follows:

1. Services to be Rendered by the Subadvisor to the Fund.

(a) Investment Program. Subject to the control of the Calvert Variable Series, Inc. Board of Directors ("Directors") and the Advisor, the hereto Subadvisor at its expense continuously will furnish to the Fund an investment program for such portion, if any, of Fund assets designated by the Advisor from time to time. With respect to such assets, the Subadvisor will make investment decisions, and will place all orders for the purchase and sale of portfolio securities. The Subadvisor will for all purposes herein be deemed to be an independent contractor and shall, except as expressly provided or authorized, have no authority to act for or represent the Fund or the Advisor in any way or otherwise be deemed an agent of the Fund or the Advisor. In the performance of its duties, the Subadvisor will act in the best interests of the Fund and will comply with (i) applicable laws and regulations, including, but not limited to, the 1940 Act, and Subchapter M of the Internal Revenue Code of 1986, as amended, (ii) the terms of this Agreement, (iii) the Fund's Articles of Incorporation, Bylaws and Registration Statement as from time to time amended, (iv) relevant undertakings provided to State securities regulators, (v) the stated investment objective, policies and restrictions of the Fund, and (vi) such other guidelines as the Board of Directors or Advisor may establish. The Advisor shall be responsible for providing the Subadvisor with current copies of the materials specified in Subsections (a)(iii), (iv), (v) and (vi) of this Section 1.

(b) Availability of Personnel. The Subadvisor at its expense will make available to the Directors and Advisor at reasonable times, its portfolio managers and other appropriate personnel, either in person, or, at the mutual convenience of the Advisor and the Subadvisor, by telephone, in order to review the Fund's investment policies and to consult with the Directors and Advisor regarding the Fund's investment affairs, including economic, statistical and investment matters relevant to the Subadvisor's duties hereunder, and will provide periodic reports to the Advisor relating to the investment strategies it employs.

(c) Expenses, Salaries and Facilities. The Subadvisor will pay all expenses incurred by it in connection with its activities under this Agreement (other than the cost of securities and other investments, including any brokerage commissions), including but not limited to, all salaries of personnel and facilities required for it to execute its duties under this Agreement.

(d) Compliance Reports. The Subadvisor at its expense will provide the Advisor with such compliance reports relating to its duties under this Agreement as may be agreed upon by such parties from time to time.

(e) Valuation. The Subadvisor will assist the Fund and its agents in determining whether prices obtained for valuation purposes accurately reflect market price information and shall assist the Directors and Advisor in any fair value determinations as necessary, relating to the assets of the Fund for which the Subadvisor has responsibility on a daily basis (unless otherwise agreed upon by the parties hereto) and at such other times as the Advisor shall reasonably request.

(f) Executing Portfolio Transactions.

i) Brokerage In selecting brokers and dealers to execute purchases and sales of investments for the Fund, the Subadvisor will use its best efforts to obtain the most favorable price and execution available in accordance with this paragraph. The Subadvisor agrees to provide the Advisor and the Fund with copies of its policy with respect to allocation of brokerage on trades for the Fund. Subject to the policies adopted by the Fund's Directors, the Subadvisor, in carrying out its duties under Section 1(a), may cause the Fund to pay a broker-dealer which furnishes brokerage or research services, as such services are defined under Section 28(e) of the Securities Exchange Act of 1934, as amended (the "34 Act") or formal/informal staff opinions a higher commission than that which might be charged by another broker-dealer which does not furnish brokerage or research services or which furnishes brokerage or research services deemed to be of lesser value, if such commission is deemed reasonable in relation to the brokerage and research services provided by the broker-dealer, viewed in terms of either that particular transaction or the overall responsibilities of the subadvisor with respect to the accounts as to which it exercises investment discretion (as such term is defined under Section 3(a)(35) of the '34 Act or rules).

ii) Aggregate Transactions In executing portfolio transactions for the Fund, the Subadvisor may, but will not be obligated to, aggregate the securities to be sold or purchased with those of its other clients where such aggregation is not inconsistent with the policies of the Fund, to the extent permitted by applicable laws and regulations. If the Subadvisor chooses to aggregate sales or purchases, it will allocate the securities as well as the expenses incurred in the transaction in the manner it considers to be the most equitable and consistent with its fiduciary obligations to the Fund and its other clients involved in the transaction.

iii) Directed Brokerage. The Advisor may direct the Subadvisor to use a particular broker or dealer for one or more trades if, in the sole opinion of the Advisor, it is in the best interest of the Fund to do so and is in compliance with Federal and State securities laws.

(iv) Reports on Portfolio Transactions. The Subadvisor shall provide to the Advisor and the Directors such reports in respect to the placement of portfolio transactions, for the Fund as the Advisor or the Directors may reasonably request and, upon such request, will provide the Advisor and the Directors with its policies and practices with respect to "soft dollar" transactions and aggregate trading.

v) Brokerage Accounts. The Advisor authorizes and empowers the Subadvisor to direct the Fund's custodian to open and maintain brokerage accounts for securities and other property, including financial and commodity futures and commodities and options thereon (all such accounts hereinafter called "brokerage accounts") for and in the name of the Fund and to execute for the Fund as its agent and attorney-in-fact standard customer agreements with such broker or brokers as the Subadvisor shall select as provided above. The Subadvisor may, using such of the securities and other property in the Fund as the Subadvisor deems necessary or desirable, direct the Fund's custodian to deposit for the Fund original and maintenance brokerage and margin deposits and otherwise direct payments of cash, cash equivalents and securities and other property into such brokerage accounts and to such brokers as the Subadvisor deems desirable or appropriate.

(g) Voting Proxies. The Subadvisor agrees to take appropriate action (which includes voting) on all proxies for the Fund's portfolio investments in a timely manner in accordance with the Fund's Proxy Voting Guidelines, (a copy of which has been provided to the Subadvisor) to the extent that the Subadvisor receives timely notice that the Advisor no longer will be voting proxies for the Fund's portfolio investments.

Accordingly, in the situation where the Adviser has assumed responsibility for voting proxies for the Fund's portfolio investments, the Subadvisor agrees to take any and all appropriate actions to facilitate the Advisor's timely receipt of all proxies for the Fund's portfolio investments, which the Advisor, in turn, will vote.

(h) Furnishing Information for the Fund's Proxies and Other Required Mailings. The Subadvisor agrees to provide the Advisor in a timely manner with all information relating to the Subadvisor, necessary, including the Subadvisor's balance sheet and information concerning the Subadvisor's controlling persons, for preparation of the Fund's proxy statements or other required mailings, as may be needed from time to time.

2. Books, Records and Procedures

a) In connection with the purchase and sale of the Fund's portfolio securities, the Subadvisor shall arrange for the transmission to the Fund's custodian, and/or the Advisor on a daily basis, of such confirmations, trade tickets or other documentation as may be necessary to enable the Advisor to perform its accounting and administrative responsibilities with respect to the management of the Fund.

b) The Subadvisor warrants that it is duly registered and in good standing as a registered investment advisor with the U.S. Securities and Exchange Commission. Pursuant to Rule 31a-3 under the 1940 Act, Rule 204-2 under the Investment Advisers Act of 1940 and any other applicable laws, rules or regulations regarding recordkeeping, the Subadvisor agrees that: (i) all records it maintains for the Fund are the property of the Fund; (ii) it will surrender promptly to the Fund or Advisor any such records upon the Fund's or Advisor's request; (iii) it will maintain for the Fund the records that the Fund is required to maintain under Rule 31a-1(b) or any other applicable rule insofar as such records relate to the investment affairs of the Fund for which the Subadvisor has responsibility under this Agreement; and (iv) it will preserve for the periods prescribed by Rule 31a-2 under the 1940 Act the records it maintains for the Fund.

c) The Subadvisor represents that it has adopted and will maintain at all times a suitable Code of Ethics that covers its activities with respect to its services to the Fund. Further, the Subadvisor will not undertake, or permit such persons to undertake, any activities which, in its judgment, will adversely affect the performance of its obligations under this Agreement, or under the Code of Ethics.

d) The Subadvisor represents that it has adopted and will maintain at all times written supervisory procedures in accordance with Rule 206(4)-7 under the Investment Advisers Act of 1940 that are reasonably designed to prevent violations of the federal securities laws.

e) The Subadvisor periodically shall supply to the Board of Directors its policies on "soft dollars", trade allocations and brokerage allocation, such other policies and procedures as may be required under Rule 38a-1 of the 1940 Act and Rule 206(4)-7 of the Investment Advisers Act of 1940 and any other material the Adviser may reasonably request.

f) The Subadvisor shall maintain appropriate fidelity bond and errors and omission insurance policies.

3. Compensation. The Advisor will pay to the Subadvisor as compensation for the Subadvisor's services rendered pursuant to this Agreement an annual Subadvisory fee as specified in one or more Schedules attached hereto and made part of this Agreement. Such fees shall be paid by the Advisor (and not by the Fund). Such fees shall be payable for each month within 15 business days after the end of such month. If the Subadvisor shall serve for less than the whole of a month, the compensation as specified shall be prorated based on the portion of the month for which services were provided. The Schedules may be amended from time to time, in writing agreed to by the Advisor and the Subadvisor, provided that amendments are made in conformity with applicable laws and regulations and the Articles of Incorporation and Bylaws of the Fund. Any change in the Schedule pertaining to any new or existing series of the Fund shall not be deemed to affect the interest of any other series of the Fund and shall not require the approval of shareholders of any other series of the Fund.

4. Assignment and Amendment of Agreement. This Agreement automatically shall terminate without the payment of any penalty in the event of its assignment (as defined under the 1940 Act) or if the Investment Advisory Agreement between the Advisor and the Fund shall terminate for any reason. This Agreement constitutes the entire agreement between the parties, and may not be amended unless, if required by Securities and Exchange Commission rules and regulations, such amendment is approved by the affirmative vote of a majority of the outstanding shares of the Fund, and by the vote, cast in person at a meeting called for the purpose of voting on such approval, of a majority of the Directors of Calvert Variable Series, Inc., who are not interested persons of the Fund, the Advisor or the Subadvisor.

5. Duration and Termination of the Agreement. This Agreement shall become effective upon its execution; provided, however, that this Agreement shall not become effective with respect to any Fund now existing or hereafter created unless it has first been approved (a) by a vote of the majority of those Directors of Calvert Variable Series, Inc. who are not parties to this Agreement or interested persons of such party, cast in person at a meeting called for the purpose of voting on such approval, and (b) by a vote of a majority of that Funds' outstanding voting securities or as otherwise provided by law, or pursuant to an exemptive order governing such vote. This Agreement shall remain in full force and effect with respect to a Fund continuously thereafter (unless terminated automatically as set forth in Section 4) except as follows:

(a) Calvert Variable Series, Inc. may at any time terminate this Agreement without penalty with respect to any or all Funds by providing not less than 60 days' written notice delivered or mailed by registered mail, postage prepaid, to the Advisor and the Subadvisor. Such termination can be authorized by the affirmative vote of a majority of the (i) Directors of Calvert Variable Series, Inc. or (ii) outstanding voting securities of the applicable series of the Fund.

(b) This Agreement will terminate automatically with respect to a Fund unless, within two years of the effective date of that Fund, and at least annually thereafter, the continuance of this Agreement is specifically approved by (i) the Directors of Calvert Variable Series, Inc. or the shareholders of such series by the affirmative vote of a majority of the outstanding shares of such series, and (ii) a majority of the Directors of Calvert Variable Series, Inc., who are not interested persons of the Fund, Advisor or Subadvisor, by vote cast in person at a meeting called for the purpose of voting on such approval. If the continuance of this Agreement is submitted to the shareholders of any series for their approval and such shareholders fail to approve such continuance as provided herein, the Subadvisor may continue to serve hereunder in a manner consistent with the 1940 Act and the rules and regulations thereunder.

(c) The Advisor may at any time terminate this Agreement with respect to any or all Funds by not less than 60 days' written notice delivered or mailed by registered mail, postage prepaid, to the Subadvisor, and the Subadvisor may at any time terminate this Agreement with respect to any or all series by not less than 90 days' written notice delivered or mailed by registered mail, postage prepaid, to the Advisor, unless otherwise mutually agreed in writing.

Upon termination of this Agreement with respect to any Fund,

(a) The duties of the Advisor delegated to the Subadvisor under this Agreement with respect to such Fund automatically shall revert to the Advisor, and

(b) Both parties agree to use reasonable efforts to jointly issue public statements, other than those public statements required by law, regarding the termination.

6. Notification to the Advisor. The Subadvisor promptly shall notify the Advisor in writing of the occurrence of any of the following events:

(a) the Subadvisor shall fail to be registered as an investment advisor under the Investment Advisers Act of 1940, as amended;

(b) the Subadvisor shall have been served or otherwise have notice of any action, suit, proceeding, inquiry or investigation, at law or in equity, before or by any court, public board or body, involving the affairs of the Fund; or

(c) a material violation of the Subadvisor's Code of Ethics is discovered and, again, when action has been taken to rectify such violation; or

(d) any other event, including but not limited to, a change in executive personnel or the addition or loss of major clients of the Subadvisor that might affect the ability of the Subadvisor to provide the services provided for under this Agreement.

7. Definitions. For the purposes of this Agreement, the terms "vote of a majority of the outstanding Shares," "affiliated person," "control," "interested person" and "assignment" shall have their respective meanings as defined in the 1940 Act and the rules and regulations thereunder subject, however, to such exemptions as may be granted by the Securities and Exchange Commission under said Act; and the term "specifically approve at least annually" shall be construed in a manner consistent with the 1940 Act and the rules and regulations thereunder.

8. Indemnification. The Subadvisor shall indemnify and hold harmless the Advisor, the Fund and their respective Directors, officers and shareholders from any and all claims, losses, expenses, obligation and liabilities (including reasonable attorneys fees) arising or resulting from the Subadvisor's willful misfeasance, bad faith, gross negligence or reckless disregard of its duties hereunder.

The Subadvisor shall indemnify and hold harmless the Advisor, the Fund and their respective Directors, officers and shareholders from any and all claims, losses, expenses, obligation and liabilities (including reasonable attorneys fees) which arise solely on account of the Subadvisor's action(s) in respect to any change of control and are not otherwise typically borne by the Fund. These expenses shall include but are not exclusive of, the cost of notice to shareholders of any meeting or vote necessary to approve the Investment Subadvisory Agreement and the cost of reprinting shareholder communications describing the new Investment Subadvisory Agreement.

The Advisor shall indemnify and hold harmless the Subadvisor, the Fund, their respective Directors, officers and shareholders from any and all claims, losses, expenses, obligation and liabilities (including reasonable attorneys fees) arising or resulting from the Advisor's willful misfeasance, bad faith, gross negligence or reckless disregard of its duties hereunder or under its Investment Advisory Agreement with the Fund.

This Section 8 shall survive the termination of this Agreement.

9. Applicable Law and Jurisdiction. This Agreement shall be governed by Maryland law, and any dispute arising from this Agreement or the services rendered hereunder shall be resolved through legal proceedings, whether state, federal, or otherwise, conducted in the State of Maryland or in such other manner or jurisdiction as shall be mutually agreed upon by the parties hereto.

10. Confidentiality and Use of Name. It is acknowledged and agreed that the names of the Advisor, the Subadvisor, and the Fund or its service providers, and derivatives of either, as well as any logo that is now or shall later become associated with either name ("Marks") are valuable property. The parties agree neither will use the name of the other, or any Mark, without the prior written consent of the other party, except to the extent that such use is limited to the name, performance data, biographical data and other pertinent for use in marketing and sales literature, provided that any such marketing and sales literature shall not be used without the prior written consent of the other party, which consent shall not be unreasonably withheld. The provisions of this Section 10 shall survive termination of this Agreement.

It is understood that any nonpublic information or recommendation supplied by Subadvisor in connection with the performance of its obligations hereunder is to be regarded as confidential and for use only in connection with the business of the Fund by Adviser, the Company, the Fund or such persons Adviser may designate. It is also understood that any nonpublic information supplied to Subadvisor in connection with the performance of its obligations hereunder is to be regarded as confidential and for use only by Subadvisor in connection with its obligation to provide investment advice and other services to the Fund.

11. Miscellaneous. Notices of any kind to be given to a party hereunder shall be in writing and shall be duly given if mailed, delivered or communicated by answer back facsimile transmission to such party at the address set forth below, attention President, or at such other address or to such other person as a party may from time to time specify.

Each party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes hereof. The captions in this Agreement are included for convenience only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.

The Advisor and the Subadvisor each represents and warrants that it has the power to execute and deliver this Agreement and any other documentation relating hereto and to perform its respective obligations under this Agreement and that it has taken all necessary action to authorize such execution, delivery and performance. Such execution, delivery and performance do not violate or conflict with any law applicable to the Advisor or the Subadvisor, respectively, any order of judgment of any court or other governmental agency, or any contractual restriction binding on or affecting the Advisor or the Subadvisor, respectively. The obligations of the Advisor and the Subadvisor, respectively, under this Agreement constitute their respective legal, valid and binding obligations, enforceable against each of them in accordance with the terms hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed in duplicate on its behalf by its duly authorized representative, all as of the day and year first above written.

Witness:	CALVERT ASSET MANAGEMENT COMPANY, INC.

BY:_______________________	BY:______________________________________

Witness:	SUMMIT INVESTMENT PARTNERS, INC.

BY:________________________	BY:______________________________________

Schedule to the Investment Subadvisory Agreement
between Calvert Asset Management Company, Inc.
and Summit Investment Partners, Inc.

Pursuant to the recitals of the Investment Subadvisory Agreement between Calvert Asset Management Company, Inc. (the "Advisor") and Summit Investment Partners, Inc. (the "Subadvisor"), the Subadvisor is retained to furnish the Advisor with advisory services in connection with the Advisor's investment advisory activities on behalf of the following Fund:

Ameritas Index 500 Portfolio

* * *

Schedule to the Investment Subadvisory Agreement
between Calvert Asset Management Company, Inc.
and Summit Investment Partners, Inc.

As compensation pursuant to Section 3 of the Subadvisory Agreement between Calvert Asset Management Company, Inc. (the "Advisor") and Summit Investment Partners, Inc. (the "Subadvisor"), the Advisor shall pay the Subadvisor an annual subadvisory fee for the Ameritas Index 500 Portfolio (the "Fund") series of Calvert Variable Series, Inc.

The annual Fee will consist of a fee, computed daily and payable monthly, at the following percentage rates of the average daily net assets of the Portfolio under the management of the Subadvisor:

0.05% of assets up to $200 million
0.04% of assets between $200 million and $500 million
0.035% of assets over $500 million

Subadvisor agrees to waive the Fee for a sixty (60) day period beginning on the Effective Date.


Tandy Undertaking Exhibit

On behalf of Registrant, Calvert Variable Series, Inc., I acknowledge that:

  The Fund/Portfolio is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
  The Fund/Portfolio may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Ivy Wafford Duke
Name: Ivy Wafford Duke
Title: Assistant Secretary